[Letterhead of Gray, Plant, Mooty, Mooty & Bennett, P.A.]

Rick Hauser

612/335-7593

Rick.Hauser@gpmlaw.com

July 14, 2003

United States Securities and Exchange Commission 450 Fifth Street N.W. Judiciary Plaza Washington, D.C. 20549	VIA EDGAR

Re:   Webb Interactive Services, Inc.

SEC File No. 333-46848

Ladies and Gentlemen:

Please be advised that Amendment No. 1 to the above referenced registration statement was erroneously filed. Accordingly, this letter serves as a withdrawal of Amendment No. 1.

If you have any questions or concerns, please advise.

Best regards, GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.

By:	/s/ RICK HAUSER
Rick Hauser